Exhibit 99.1

PRESS RELEASE

Majesco Reports Accelerating Momentum of Cloud Subscription Revenue, Record Quarterly EBITDA and Strong Total Sales Growth for Third Quarter Fiscal 2020

Cloud Subscription Revenue of $6.1m up 39% year over year

Third quarter total revenue of $37.2m

Third quarter adjusted EBITDA of $5.0m

Acquisition of InsPro Technologies a U.S. based life and annuity software provider

Morristown, NJ – February 3, 2020 – Majesco (NASDAQ: MJCO), a global provider of cloud insurance software solutions for insurance business transformation, today announced solid financial results for the fiscal 2020 third quarter that ended December 31, 2019.

“Our third quarter financial results reinforce the continuing momentum of our cloud subscription product focus”, said Adam Elster, Majesco’s CEO.  “Our product business now represents more than 40% of our total revenue. The number of cloud customers continues to grow with accelerating project go-lives, as our customers are benefitting from dramatically reduced project implementation timelines. These trends clearly demonstrate Majesco’s ability to rapidly deliver time-to-value to our customers while providing a modern platform for insurers to innovate new products and business models. This is the foundation for our long-term growth as we acquire, adopt and expand customers.”

“We are thrilled to announce the acquisition of InsPro Technologies, further demonstrating our product focus in the Life and Annuity market. InsPro has strong relationships with top tier customers, an experienced team, and a strong technology footprint. In addition, this acquisition expands our partnership with Capgemini as their existing TPA business is based on this platform,” concluded Mr. Elster.

Industry veteran, John Heidelberger, InsPro Technologies’ Customer Delivery Leader said, “We are delighted to join the Majesco family. We looked long and hard for a partner that shared our view of the digital future for group and individual insurance lines. As a former insurance industry CIO and long-term practitioner, I’m confident our policy processing experience coupled with Majesco’s significant investments in digital solutions will allow us to offer our combined customer base a wider selection of solutions while providing even greater opportunities for our committed team.”

Key Revenue Drivers

•	Revenue from cloud-based customers was $16.3 million (43.8% of total revenue) for the quarter ended December 31, 2019.
•	Total number of cloud customers is now 63.
•	Total product revenue was 41.4% of total revenue for the quarter ended December 31, 2019.
•	Majesco’s 12-month order backlog as of December 31, 2019 was $101.7 million.
•	Two new core platform cloud deals added from existing customers for the quarter ended December 31, 2019.

Third Quarter 2020 Financial Results

•	Revenue was $37.2 million, compared to $35.8 million for the same period last fiscal year.
•	Gross profit was $17.9 million (48.0% of revenue), compared to $17.5 million for the same period last fiscal year.
•	Research and development (R&D) expenses were $4.7 million (12.7% of revenue), compared to $4.9 million for the same period last fiscal year.

•	Selling, general and administrative (SG&A) expenses were $10.0 million (27.0% of revenue), compared to $10.3 million for the same period last fiscal year.

•	Adjusted EBITDA was $5.0 million (13.4% of revenue), compared to $4.8 million for the same period last fiscal year.

•	Net income was $3.9 million, or $0.09 per diluted share.

EBITDA and Adjusted EBITDA are non-GAAP measures. Reconciliation tables of EBITDA and Adjusted EBITDA as used in this press release to GAAP are included in the financial section of this press release.

2020 Financial Results for the Nine Months ended December 31, 2019

•	Revenue was $108.5 million, compared to $104.1 million for the same period last fiscal year.
•	Gross profit was $53.4 million (49.2% of revenue), compared to $50.8 million for the same period last fiscal year.

•	Research and development (R&D) expenses were $14.6 million (13.5% of revenue), compared to $14.4 million for the same period last fiscal year.

•	Selling, general and administrative (SG&A) expenses were $31.7 million (29.2% of revenue), compared to $29.5 million for the same period last fiscal year.

•	Adjusted EBITDA was $12.9 million (11.8% of revenue), compared to $12.6 million for the same period last fiscal year.

•	Net income was $6.1 million, or $0.14 per diluted share.

EBITDA and Adjusted EBITDA are non-GAAP measures. Reconciliation tables of EBITDA and Adjusted EBITDA as used in this press release to GAAP are included in the financial section of this press release.

Balance Sheet Highlights

•	Majesco had no significant debt and cash equivalents (including short term investments) of $45.5 million at December 31, 2019, compared to net cash of $11.5 million for the same period last fiscal year.

Conference Call and Webcast Information

Majesco management will conduct a live teleconference to discuss Majesco’s fiscal 2020 third quarter at 5:00 pm ET on Monday, February 3, 2020. Anyone interested in participating should call 855-327-6837 if calling from the U.S., or 631-891-4304 if dialing internationally. Please use passcode: 10008458 A replay will be available until Monday, February 17, 2020, which can be accessed by dialing 844-512-2921 within the U.S. and 412-317-6671 if dialing internationally. Please use passcode: 10008458 to access the replay. In addition, the call will be webcast and will be available on the Company’s website at www.majesco.com or by clicking here.

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use EBITDA as a supplemental measure of operating performance. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance. We define Adjusted EBITDA as EBITDA before stock-based compensation, a reversal of accrual for contingent liability and mergers and acquisitions expenses.

The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and are not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as an analytical tool, and when assessing Majesco’s operating performance, investors should not consider EBITDA or Adjusted EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. Among other things, EBITDA and Adjusted EBITDA do not reflect our actual cash expenditures. Other companies may calculate similar measures differently than Majesco, limiting their usefulness as comparative tools. We compensate for these limitations by relying on U.S. GAAP results and using EBITDA and Adjusted EBITDA only as supplemental.

About Majesco

Majesco (NASDAQ: MJCO) provides technology, expertise, and leadership that helps insurers modernize, innovate and connect to build the future of their business – and the future of insurance – at speed and scale. Our platforms connect people and businesses to insurance in ways that are innovative, hyper-relevant, compelling and personal. Over 200 insurance companies worldwide in P&C, L&A and Group Benefits are transforming their businesses by modernizing, optimizing or creating new business models with Majesco. Our market-leading solutions include CloudInsurer™ P&C Core Suite (Policy, Billing, Claims); CloudInsurer™ L&A and Group Core Suite (Policy, Billing, Claims); Digital1st Insurance™ with Digital1st eConnect™, Digital1st EcoExchange™ and Digital1st Platform™ – a cloud-native, microservices and open API platform; Distribution Management, Data and Analytics and an Enterprise Data Warehouse. For more details on Majesco, please visit www.majesco.com.

Cautionary Language Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of management, are not guarantees of performance and are subject to significant risks and uncertainty. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in Majesco’s reports that it files from time to time with the Securities and Exchange Commission (SEC) and which you should review, including those statements under “Item 1A – Risk Factors” in Majesco’s Annual Report on Form 10-K, as amended by Majesco’s Quarterly Report on Form 10-Q.

Important factors that could cause actual results to differ materially from those described in forward-looking statements contained in this press release include, but are not limited to: integration risks; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; technology development risks; intellectual property rights risks; competition risks; additional scrutiny and increased expenses as a result of being a public company; the financial condition, financing requirements, prospects and cash flow of Majesco; loss of strategic relationships; changes in laws or regulations affecting the insurance industry in particular; restrictions on immigration; the ability and cost of retaining and recruiting key personnel; the ability to attract new clients and retain them and the risk of loss of large customers; continued compliance with evolving laws; customer data and cybersecurity risk; and Majesco’s ability to raise capital to fund future growth.

These forward-looking statements should not be relied upon as predictions of future events and Majesco cannot assure you that the events or circumstances discussed or reflected in these statements will be achieved or will occur. If such forward-looking statements prove to be inaccurate, the inaccuracy may be material. You should not regard these statements as a representation or warranty by Majesco or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Majesco disclaims any obligation to publicly update or release any revisions to these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release or to reflect the occurrence of unanticipated events, except as required by law.

Majesco Contacts:

Media Contact

Majesco

Laura Tillotson

Director, Marketing Communications

+ 201 230 0752

Laura.Tillotson@majesco.com

Investor Contact

SM Berger & Co

Andrew Berger

+216 464 6400

andrew@smberger.com

Majesco and Subsidiaries

Consolidated Statements of Operations (Unaudited)
(All amounts are in thousands of US Dollars except per share data and as stated otherwise)

	Three months ended December 31, 2019	Three months ended December 31, 2018	Nine months ended December 31, 2019	Nine months ended December 31, 2018
Revenue	$37,175	$35,820	$108,534	$104,117
Cost of revenue	19,323	18,293	55,130	53,340
Gross profit	$17,852	$17,527	$53,404	$50,777

Operating expenses
Research and development expenses	$4,712	$4,850	$14,639	$14,381
Selling, general and administrative expenses	10,027	10,303	31,729	29,484
Total operating expenses	$14,739	$15,153	$46,368	$43,865
Income from operations	$3,113	$2,374	$7,036	$6,912
Interest income	141	7	491	32
Interest expense	(79)	(114)	(269)	(342)
Other income (expenses), net	138	(57)	578	553
Gain on reversal of accrual contingent liability	1,359	-	1,359	835
Income before provision for income taxes	$4,672	$2,210	$9,195	$7,990
Provision for income taxes	797	483	3,130	2,543
Net Income	$3,875	$1,727	$6,065	$5,447

Earnings per share:
Basic	$0.09	$0.05	$0.14	$0.15
Diluted	$0.09	$0.04	$0.14	$0.14

Weighted average number of common shares outstanding
Basic	43,102,144	36,664,718	42,992,839	36,633,300
Diluted	45,294,983	38,725,682	45,167,708	38,814,422

See accompanying notes to the Consolidated Financial Statements.

Majesco and Subsidiaries

Consolidated Balance Sheets (Unaudited)

(All amounts are in thousands of U.S. Dollars except per share data and as stated otherwise)

	December 31, 2019	March 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$19,996	$11,329
Short term investments	25,542	28,108
Restricted cash	42	43
Accounts receivables, net	26,259	17,366
Unbilled accounts receivable	14,579	17,916
Prepaid expenses and other current assets	13,985	15,598
Total current assets	100,403	90,360
Property and equipment, net	2,195	3,026
Right of use asset, net	3,964	-
Intangible assets, net	10,518	12,969
Deferred income tax assets	6,957	7,816
Unbilled accounts receivable, net of current portion	2,710	543
Other assets	187	489
Goodwill	34,144	34,145
Total Assets	$161,078	$149,348

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Loan from bank-receivable and vehicle loan	53	442
Lease liability	1,977	-
Accounts payable	2,233	2,327
Accrued expenses and other current liabilities	27,382	34,871
Deferred revenue	18,172	10,988
Total current liabilities	49,817	48,628
Vehicle loan	52	109
Lease liability, net of current portion	2,026	-
Consideration payable on Exaxe acquisition	2,931	2,951
Other liabilities	1,208	1,089
Total Liabilities	$56,034	$52,777

STOCKHOLDERS’ EQUITY
Preferred stock, par value $0.002 per share – 50,000,000 shares authorized as of December 31, 2019 and 50,000,000 as of March 31, 2019, NIL shares issued and outstanding as of December 31, 2019 and March 31, 2019	-	-
Common stock, par value $0.002 per share – 450,000,000 shares authorized as of December 31, 2019 and March 31, 2019, 43,284,951 shares issued and 43,235,701 shares outstanding as of December 31, 2019 and 42,846,273 shares issued and outstanding as of March 31, 2019	$87	$86
Additional paid-in capital	125,699	122,163
Accumulated deficit	(20,002)	(26,499)
Accumulated other comprehensive loss	(740)	(412)
Non-controlling interest in consolidated subsidiaries	-	1,233
Total equity of common stockholder	105,044	96,571
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$161,078	$149,348

Majesco and Subsidiaries

Reconciliation of U.S. GAAP Net Income to EBITDA and Adjusted EBITDA

(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
(U.S. dollars; in thousands):	2019	2018	2019	2018
Net Income	$3,875	$1,727	$6,065	$5,447

Add:
Provision for income taxes	797	483	3,130	2,543
Depreciation and amortization	1,200	1,201	3,643	3,075

Interest expense	79	113	269	342

Less:

Interest income	(141)	(7)	(491)	(32)
Other income (expenses), net	(138)	57	(578)	(553)
EBITDA	$5,672	$3,574	$12,038	$10,822

Add:

Stock based compensation	672	814	2,170	2,178
Reversal of accrual for contingent liability	(1,359)	-	(1,359)	(835)
Merger and acquisition expenses	-	442	-	442

Adjusted EBITDA	$4,985	$4,830	$12,849	$12,607

Revenue	37,175	35,820	108,534	104,117
Adjusted EBITDA as a % of Revenue	13.41%	13.48%	11.84%	12.11%